UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES SUBMISSION TO COURT OF ITS POSITION REGARDING PAYMENT TO NON-CONTROLLING SHAREHOLDERS IN PROPOSED PLAN OF ARRANGEMENT

Alon Blue Square issues correction to description of

its settlement agreement with Mega Retail

YAKUM, Israel, June 6, 2016, Alon Blue Square Israel Ltd. (OTC: BSIRY) (the “Company”) announced today that it had submitted to the Israeli District Court in Lod, Israel its position that in the absence of the transaction with Ben-Moshe it is highly likely that the minority shareholders would be left with no value. Nonetheless in the Company's view, the controlling shareholder is expected to receive some consideration as part of the transaction with Ben-Moshe for its Company shares (after taking into account the consideration being paid to the controlling shareholder for the other assets to be sold to Ben-Moshe). In order to create equality between the controlling shareholder and the non-controlling shareholders, the Company believes the non-controlling shareholders should receive as part of the Company's plan of arrangement a payment for their shares, equivalent to the amount determined to be paid to the controlling shareholder for its Company shares on a pro rata basis to the holdings of the non-controlling shareholder. In the Company's view, the payment to the non-controlling shareholders would not be material and less than 1% of the amount of debt to be repaid as part of the plan of arrangement. This submission was made by the Company following examinations of this issue by the Company's audit committee. Ben-Moshe's position is that the NIS 115 million to be paid to the controlling shareholder is for the rights and obligations to the loans extended by the controlling shareholder to the Company in the aggregate principal amount of NIS 170 million. Additional information on the Company's court submission will be submitted to the Securities and Exchange Commission on Form 6-K.

A hearing has been scheduled for June 13, 2016 to discuss this matter.

The Company has requested to urgently convene the creditors meetings in light of the liquidity status of the Company.

In addition, the Company submitted a motion to dismiss the lawsuit and motion for the recognition of the lawsuit as a class action relating to allegations of oppression of the minority shareholders.

Correction of Typographical Error in Description of Settlement Agreement between Mega Retail and the Company

The Company also issued today a correction of a typographical error to the description of its settlement agreement with Mega Retail previously announced by the Company. The Company previously announced that under the agreement, the Company and any company controlled by the Company (except BSRE) will be exempt from any indemnification or recourse claims (by agreement or by operation of law) of any third party. This provision was inadvertently included as part of the previous announcement and is not part of the settlement agreement, and therefore these indemnification and recourse rights continue to exist.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 6, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary